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                       Securities and Exchange Commission
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No. __________)*



                             Beneficial Corporation
                                (Name of Issuer)

                         5% Cumulative Preferred Stock
                         (Title of Class of Securities)

                                   081721508
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement: [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 081721508


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Midlantic Bank, N.A.
     22-1146430

2.   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]
                                                       (b)  [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

5.   SOLE VOTING POWER

     21,879

6.   SHARED VOTING POWER

     0

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,879

10.  CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.36%

12.  TYPE OF REPORTING PERSON

     BK

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Item 1(a) Name of Issuer:
          Beneficial Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
          One Christina Centre
          301 N. Walnut Street
          Wilmington, Delaware 19801

Item 2(a) Name of Person Filing:
          Midlantic Bank, N.A.

Item 2(b) Address of Principal Business Office or if none, Residence:
          499 Thornall Street
          Metro Park Plaza
          P. O. Box 600
          Edison, New Jersey 08818

Item 2(c) Citizenship:
          United States of America

Item 2(d) Title of Class of Securities:
          5% Cumulative Preferred Stock

Item 2(e) CUSIP Number:
          081721508

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
          (b) [x] Bank as defined in Section 3(a) (6) of the Act

Item 4    Ownership:
          (a)  Amount Beneficially Owned                                  21,879

          (b)  Percent of Class                                             5.36

          (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote                   21,879

         (ii)  shared power to vote or to direct the vote                      0

        (iii)  sole power to dispose or to direct the disposition of           0

         (iv)  shared power to dispose or to direct the disposition of         0

Item 5    Ownership of Five Percent or Less of a Class:  [  ]

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Item 6    Ownership of More than Five Percent on Behalf of Another Person:
          The Trust and Financial Management Department of Midlantic Bank, N.A. holds 21,879 shares of the above security and the dividends from such securities in a custody account for the benefit of Central National Pension Fund. No other person other than Midlantic Bank, N.A. as a fiduciary has a right to receive the proceeds from the sale of such securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
          None

Item 8    Identification and Classification of Members of the Group:
          None

Item 9    Notice of Dissolution of Group:
          None

Item 10   Certification:
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 6, 1995

Midlantic Bank, N.A.

By: /s/ David B. Gaynor
    _____________________
    David B. Gaynor
    Senior Vice President